MPLX LP

200 East Hardin Street

Findlay, Ohio 45840

October 9, 2012

Via EDGAR and Fedex

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re: MPLX LP
Amendment No. 3 to Registration Statement on Form S-1
Filed October 9, 2012
File No. 333-182500

Dear Mr. Schwall:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), MPLX LP (the “Partnership”) hereby submits as Exhibit A hereto for the Staff’s review certain pages of Amendment No. 3 (“Amendment No. 3”) to the Partnership’s Registration Statement on Form S-1, File No. 333-182500 (the “Registration Statement”) containing the currently expected offering terms of the Partnership’s initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of common units to be offered, the minimum quarterly distribution per unit and the total number of common and subordinated units to be outstanding after the Offering, but excluding information that the Partnership is entitled to omit under Rule 430A. The Partnership expects to include these pricing terms in a subsequent amendment to the Registration Statement to be filed through EDGAR on or about October 16, 2012 prior to launching the Offering.

The Offering terms are a bona fide estimate of the range of the minimum and maximum Offering price and the maximum number of securities to be offered as of October 9, 2012. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per common unit, with a midpoint of $20.00 per common unit. In the Offering, the Partnership proposes to sell up to 17,250,000 common units representing limited partner interests in the Partnership, including common units that may be purchased by the underwriters pursuant to their option to purchase up to 2,250,000 additional common units. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence given the Partnership’s and the underwriters’ concern regarding providing such information significantly in advance of the launch of the Offering given recent market volatility as well as the Partnership’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

Securities and Exchange Commission

October 9, 2012

Additionally, the Partnership is enclosing its proposed marked copy of those pages to the Registration Statement that will be affected by the Offering terms described herein. These marked changes will be incorporated into a subsequent amendment to the Registration Statement. Please also note that, in connection with our confidential submission of the Offering terms, we have filed forms of our Exhibit 5.1 and Exhibit 8.1 opinions of Latham & Watkins LLP to the Partnership that are substantively complete except for references to the number of common units to be offered in the Offering. We intend to file final executed copies of those opinions in a subsequent amendment to the Registration Statement prior to requesting effectiveness.

The Partnership seeks confirmation from the Staff that it may launch the Offering with the price range and related information specified herein and include such price range in a subsequent filing of the Registration Statement.

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Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours,

MPLX LP

By: MPLX GP LLC, its General Partner

By:	/s/ J. Michael Wilder
J. Michael Wilder Vice President, General Counsel and Secretary

cc:	Timothy S. Levenberg, Securities and Exchange Commission

Sirimal R. Mukerjee, Securities and Exchange Commission

Ethan Horowitz, Securities and Exchange Commission

Jennifer O’Brien, Securities and Exchange Commission

William N. Finnegan IV, Latham & Watkins LLP

Brett E. Braden, Latham & Watkins LLP

G. Michael O’Leary, Andrews Kurth LLP

William J. Cooper, Andrews Kurth LLP

Exhibit A